Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Successful Completion of Previously Announced Oversubscribed Equity Offering and of Financial Restructuring

February 19, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today the successful completion of the registered direct offering priced at-the-market (the “Offering”) announced on February 16, 2021 and the successful closing of the documentation for the $179 million financial restructuring previously announced on January 12, 2021.

$75 million Registered Direct Offering

The Company successfully completed the oversubscribed Offering of approximately 44,150,000 of its common shares to certain unaffiliated institutional investors for aggregate gross proceeds of approximately $75.0 million. Maxim Group LLC acted as the sole placement agent for the Offering. The offering was priced at-the-market under Nasdaq rules, at $1.70 per share, reflecting increased institutional interest. The net proceeds of the Offering are approximately $70.0 million after deducting the placement agent’s fees and other related offering expenses.

$179 million Financial Restructuring

The Company successfully completed the definitive documentation relating to its $117 million senior loan facilities as well as its $62 million junior loan facilities and convertible notes, as previously announced.

Pursuant to the terms of the restructuring, there are no outstanding debt maturities before the fourth quarter of 2022, the applicable interest rate and repayment instalments on certain loan facilities and convertible notes have been reduced, and certain financial covenants have been cancelled or relaxed.

Documentation relevant to the financial restructuring shall be filed with the Securities and Exchange Commission after market closes on February 19, 2021.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“The closing of these milestone transactions for our Company underpin our strategic aims of highly accretive fleet growth with a solid balance sheet.

We are pleased to see such strong confidence in our Company and its fundamentals from our quality institutional and retail investors, as well as our lenders. We hereby reiterate our commitment to pursue improved shareholder returns in the years to come.

We strongly believe that the Capesize segment represents the best fundamentals in the dry bulk industry for the next years and Seanergy is in an excellent position to capture the rising market momentum.”

The common shares sold in the Offering were sold pursuant to a shelf registration statement on Form F-3 (File No. 333-226796), previously filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2018 and declared effective on August 17, 2018. Such common shares were offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the Offering were filed with the SEC and may be obtained at the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessel, the Company's operating fleet will consist of 12 Capesize vessels with an average age of 12.2 years and aggregate cargo carrying capacity of approximately 2,103,042 dwt. The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com